November 14, 2018

Timothy J. Ghallagher
Chief Financial Officer
GENESEE & WYOMING INC
20 West Avenue
Darien, CT 06820

       Re: GENESEE & WYOMING INC
           Form 10-K for the Year Ended December 31, 2017
           Filed February 28, 2018
           Form 10-Q for the Period Ended September 30, 2018
           Filed November 6, 2018
           File No. 001-31456

Dear Mr. Ghallagher:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Period Ended September 30, 2018

Note 1. Principles of Consolidation and Basis of Presentation, page 9

1. We note your disclosure in Note 1 that during the three months ended March 31, 2018, you determined that there was an error in the December 1, 2016 calculation of the noncontrolling interest for MIRA's 48.9% equity interest, which resulted in the following adjustment within the total equity section of the Company's consolidated balance sheet: a decrease in noncontrolling interest of $71.9 million, an increase in additional paid-in capital of $57.9 million and a decrease in AOCL of $14.0 million. This revision has been reflected in the Company's consolidated balance sheet as of December 31, 2017 as well as the December 31, 2016 equity balances as disclosed in the Company's consolidated
 Timothy J. Ghallagher
GENESEE & WYOMING INC
November 14, 2018
Page 2
         statements of changes in equity. We also note your disclosure that you do not consider this revision material to any previously issued consolidated financial statements. In light of the fact that the amount of this error was material to the balance of non-controlling interest and AOCL, please tell us why you believe your conclusion in your Form 10-K for the year ended December 31, 2017 that DCP and ICFR were effective, was an appropriate conclusion. Also, please tell us how you considered this error in your DCP conclusion in your Form 10-Q for the quarter ended March 31, 2018, the quarter in which the error was identified. If there have been any changes to internal controls as a result of this error identification, please advise.
Note 4. Revenue, page 13

2. We note that you record revenue for interline traffic on a net basis and that when the company is the invoicing railroad, it is exposed to customer credit risk for the total amount invoiced and is required to pay the other railroads participating in the route even if the company is not paid by the customer. Please tell us if your interline arrangements are considered a separate performance obligation. Also, if the interline arrangements in which you are the invoicing railroad are material, in light of the aforementioned considerations, please provide us with more information on the nature of these interline arrangements, including your analysis regarding how you determined you were an agent in these transactions. Refer to ASC 606-10-55-36 through 39.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Effie Simpson at (202) 551-3346 or Claire Erlanger at
(202) 551-3301
with any questions.



FirstName LastNameTimothy J. Ghallagher                         Sincerely,
Comapany NameGENESEE & WYOMING INC
                                                                Division of
Corporation Finance
November 14, 2018 Page 2                                        Office of
Transportation and Leisure
FirstName LastName